October 11, 2010

Sonia G. Barros	VIA EDGAR
Special Counsel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Piper Jaffray Companies
Form 10-K for the year ended December 31, 2009
Filed February 26, 2010
Proxy Statement on Schedule 14A
Filed March 15, 2010
File No. 001-31720
Ladies and Gentlemen:
     On behalf of Piper Jaffray Companies (“Piper Jaffray” or the “Company”), I am pleased to submit this response to the comments of the Staff on the above-referenced Form 10-K (the “Form 10-K”) and Proxy Statement (“Proxy Statement”), as set forth in Ms. Barros’ letter dated September 28, 2010.
     For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the response of Piper Jaffray.
     On behalf of the Company, I hereby acknowledge that (i) Piper Jaffray is responsible for the adequacy and accuracy of the disclosure in the filings, (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings, and (iii) Piper Jaffray may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     To assist the Staff in reviewing this letter, we will separately deliver to Ms. Marrone and Mr. Gordon, by overnight mail, a copy of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009
Enterprise Risk Management, page 43
1.	Comment: We refer to your statement on page 43 that you seek to identify, assess and monitor each risk in accordance with defined policies and procedures. For each identified type of risk, please tell us whether you have established any risk limits, if the limits are binding and if you exceeded the limits. If you do have risk limits in place that can be waived, please tell us the process for doing so. Confirm that you will provide comparable disclosure in your future filings. Also, please tell us what consideration you have given to describing and quantifying specific risk limits that apply to your business.
Response:
We have established certain risk limits within market, credit and liquidity risk. The limits are binding and business units are required to function within the risk framework approved for their respective business activity. With respect to market risk, we have established limits in our trading groups to address risk concentrations by asset class, including value-at-risk (VAR), duration exposure, and net market positions. We also have established limits for credit exposures to address total exposure, sector concentrations, rating concentrations, single name limits, and similar matters. Lastly, we establish liquidity exposure limits for certain products to address our ability to fund financial instruments and other inventory positions owned and to reasonably mitigate liquidity risk. We set these limits based on type of financial instrument and our ability to use the financial instruments as collateral under various financing facilities, such as bank loans or securities sold under agreements to repurchase.
The limits for certain exposures have been set tightly in our judgment to ensure that we are effectively monitoring risk exposures and evolving business practices. In doing so, certain limits are exceeded each quarter, and these exceptions are reported to the financial risk committee (fomerly the market and credit risk committee) monthly and the Audit Committee quarterly. If these limits are exceeded, management may determine to temporarily waive the risk limit in accordance with a process set forth in the charter for the financial risk committee. The process consists of a series of escalation procedures that require notification, a defined rationale for exception requests, and approval of the limit exception by financial risk management, the applicable business unit head, and, in certain circumstances, the Company’s chief executive officer, president, and chief financial officer.
We confirm that we will include disclosure similar to the foregoing in future filings, as applicable. With respect to disclosure of specific risk limits, it is our view that the existing disclosure, supplemented by the information provided in this response, provides comprehensive information to investors regarding our risk management processes and complies with the requirements of Regulation S-K. Additional disclosure of specific risk limits would result in significant added complexity without creating further insights into the effectiveness of the Company’s risk management. The Company believes that because many of the metrics used for risk limits are not readily understandable and are dynamic based on changes in operating strategies, management structures, and market conditions, periodic disclosure of the limits would not enhance the Company’s risk management disclosures.
2.	Comment: We note your disclosure on page 46 that your credit risk exposure is monitored regularly by your market and credit risk committee. Please identify for us the functions or roles of the persons who serve on each of your risk committees, including the credit and market risk committee. Tell us how these individuals are selected and how long they serve on the committees. Confirm that you will provide similar disclosure in your future filings.
Response:
The financial risk committee (fomerly the market and credit risk committee) is the firm’s primary financial risk committee. The committee is responsible for market, credit and liquidity risk oversight, with liquidity risk being added to the committee charter in 2010. The committee has twelve members, each of whom serves indefinitely. The committee includes many of the Company’s senior executive officers, such as its chief executive officer, president, chief financial officer, general counsel, global head of equities, and head of fixed income. It also includes two business unit trading senior managers, financial risk management personnel and the treasurer.
In addition to the financial risk committee, the Company’s global commitment committee reviews and approves certain underwriting capital markets transactions, as well as certain strategic short and medium-term credit-based transactions. Composition of this committee is determined by professional experience and ability to contribute to the assessment of underwriting opportunities. Committee membership is permanent and includes the chief executive officer, president, senior manager from financial risk management, chief counsel to the business line, and numerous other senior level leaders of the firm.
The public finance services commitment committee focuses on certain non-rated public finance underwiting opportunities. Committee membership is permanent and consists of the Company’s head of public finance, head of fixed income, a senior manager from financial risk management, chief counsel to the business line, and two senior members of fixed income trading management.
We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.
Note 11 — Collateralized Securities Transactions, page 74
3.	Comment: We understand that you have entered into repurchase and reverse repurchase transactions accounted for as collateralized borrowings. For both repurchase transactions (borrowings) and reverse repurchase transactions (receivables), for each of the quarters in the last two years, please provide us with a table showing the average amount of repurchase and reverse repurchase transactions outstanding during the quarter and the amount of these repurchase and reverse transactions outstanding as of the end of each quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at each quarter end, please explain to us why. In future periodic filings we believe the inclusion of the information described above would be useful to investors and should be included.

Response:

The requested information for both our repurchase transactions and reverse repurchase transactions is presented in the following table. We have also provided comparable information for our short-term borrowings.

The Company uses repurchase transactions as one of our sources of short-term financing. We also rely on bank financing, commercial paper and cash from operations to finance our business. Management views repurchase agreements and other short-term borrowing arrangements as interchangeable funding sources. Use of these funding sources changes daily and is dependent upon pricing, available counterparties, available collateral and lending parameters. As part of our liquidity strategy, we emphasize diversification of funding sources to the extent possible, and maximize our lower-cost financing alternatives. Accordingly, management evaluates and manages our short-term financing arrangements in the aggregate, as presented in the ‘Total Financing’ column.

Repurchase Agreements
	(In millions)	(In millions)
	Quarterly Average	Quarter-End
Q1 2009	33.7	3.5
Q2 2009	90.4	61.3
Q3 2009	30.0	66.4
Q4 2009	21.9	36.1
Q1 2008	343.4	274.2
Q2 2008	173.0	68.7
Q3 2008	97.6	54.1
Q4 2008	73.2	106.4

Short-term Borrowings
	(In millions)	(In millions)
	Quarterly Average	Quarter-End
Q1 2009	14.0	59.0
Q2 2009	38.0	63.0
Q3 2009	21.0	13.0
Q4 2009	37.0	90.1
Q1 2008	65.0	112.3
Q2 2008	95.0	161.5
Q3 2008	62.0	13.0
Q4 2008	55.0	9.0

Total Financing
	(In millions)	(In millions)
	Quarterly Average	Quarter-End
Q1 2009	47.7	62.5
Q2 2009	128.4	124.3
Q3 2009	51.0	79.4
Q4 2009	58.9	126.2
Q1 2008	408.4	386.5
Q2 2008	268.0	230.2
Q3 2008	159.6	67.1
Q4 2008	128.2	115.4

Reverse Repurchase Agreements
	(In millions)	(In millions)
	Quarterly Average	Quarter-End
Q1 2009	63.7	50.0
Q2 2009	138.0	159.5
Q3 2009	112.8	165.9
Q4 2009	168.3	149.7
Q1 2008	56.7	26.0
Q2 2008	37.4	83.1
Q3 2008	36.9	24.7
Q4 2008	55.7	65.2
Our funding requirements fluctuate daily based on activities such as purchases and sales of securities inventories needed to facilitate customer trading activity and firm trading positions, underwriting activity, corporate development activities, share repurchases and capital expenditures. Quarterly average short-term borrowing balances can differ from the quarter-end balance, which is a point in time, depending upon that day’s operating activities. For example, in the fourth quarter of 2009, the Company’s average daily short-term financing was $58.9 million as compared to a December 31, 2009 quarter-end balance of $126.2. This variance is the result of the Company’s average inventory balances in October and November being lower than balances in December as well as increased customer trading activity on the last day of December. These changes resulted in an increase in funding on December 31, 2009 as compared with the quarterly average.
The Company has historically disclosed the average balance of repurchase agreements and short-term borrowings for the applicable reporting period in its quarterly filings on Form 10-Q and annual filings on Form 10-K (see Funding Sources, pages 39-40). We confirm that in future filings, as applicable, we will expand on our historical funding sources disclosures within MD&A to incorporate the disclosures required by any final rules that result from the September 17, 2010 SEC proposal on short-term borrowings disclosure.
Note 17 — Contingencies and Commitments, page 78
Loss Contingencies, page 78
4.	Comment: We note from your risk factor on page 16 that your exposure to legal liability is significant and could lead to substantial damages. We also note that you have established reserves for potential losses that are probable and reasonably estimable. Please disclose in more detail the specific contingencies for which you have accrued, including a rollforward of the related liability account(s). Refer to ASC 450-20-50-1. For any material unrecognized loss contingencies, please disclose the specific nature of the contingency and an estimate of the possible loss or range of loss, or a statement that such an estimate cannot be made. Refer to ASC 450-20-5-4. Please provide us with the disclosure you intend to provide in future filings.

Response:

The Company’s reserves for potential losses totaled $0.8 million at December 31, 2009. These reserves were established in accordance with ASC 450 based on an assessment of the facts and circumstances for a specific litigation matter and a pending regulatory investigation.

ASC 450-20-50-1 states that disclosure of the nature of an accrual, and in some circumstances the amount accrued, may be necessary for the financial statements not to be misleading. Given the nature and immateriality of these reserves for potential losses, management determined that further discussion of the specific nature and amount of the individual accruals was not necessary for the 2009 financial statements not to be misleading.

If material, we will provide, on a prospective basis, a rollforward of the related liability and disclose the nature of any material contingency accruals made pursuant to ASC 450. In addition, the Company will disclose the specific nature of a material unrecognized contingency when there is at least a reasonable possibility that a loss or an additional loss may be incurred.

The Company disclosed one potentially material legal proceeding in “Item 3. Legal Proceedings” in Part I of our filing on Form 10-K for the fiscal year ended December 31, 2009. In future filings, we will provide similar disclosure, as applicable, within our notes to the consolidated financial statements (“Contingencies and Commitments”), and will address the related loss contingency. For example, we would anticipate adding disclosure similar to the following with respect to the matter disclosed in the Form 10-K:
No loss contingency has been reflected in the Company’s consolidated financial statements as this contingency is neither probable nor reasonably estimable. An estimate of the loss, or range of loss that is reasonably possible, cannot be made at this time.
Note 22 — Stock-Based Compensation, page 86
5.	Comment: We note that restricted stock grants outstanding to terminated employees are expensed in the period in which those awards are deemed to be earned, which is generally the calendar year preceding the February grant date each year. Please clarify to what calendar year you are referring and tell us how you determined that service condition was satisfied, citing relevant accounting literature. Please provide us with the disclosure you intend to include in future filings.

Response:

The Company grants shares of restricted stock to current employees on its annual February grant date. These restricted stock grants to current employees provide for continued vesting after termination of employment, so long as a terminated employee does not violate certain post-termination provisions (as defined in the award agreement). We considered the implementation guidance and illustrations in ASC 718-20-55-84 through ASC 718-20-55-92, and determined that our post-termination provisions do not meet the criteria to be considered an in-substance service condition. (We believe that this interpretation is consistent with the comments of Shan Benedict, Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB Developments.)

In accordance with the implementation guidance and illustrations in ASC 718-10-55-108, -112, and -113, the Company determined that the service inception date for these annual restricted stock awards precedes the grant date. Accordingly, these restricted stock grants are expensed in the period in which the awards are deemed to be earned, which is generally the calendar year preceding the annual February grant date each year. For example, we recognized compensation expense during fiscal 2008 for our annual February 2009 restricted stock grants; that is, the preceding fiscal year period from the February 2009 grant date in which the requisite service was provided by the employee to earn the award. During fiscal 2009, we recognized compensation expense for the annual February 2010 restricted stock grants.

We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.

6.	Comment: You disclose on page 88 that as of December 31, 2009 there was no unrecognized compensation cost related to stock options expected to be recognized over future years. However, we note that only 390,854 of the 538,804 options outstanding are exercisable as of December 31, 2009. Please explain why no future compensation cost is expected to be recognized for the remaining unvested options.

Response:

As described in comment 5 above pertaining to restricted stock grants (and our responses thereto), stock options granted to employees do not cease vesting upon termination of employment so long as a terminated employee does not violate certain post-termination provisions. We considered the implementation guidance and illustrations in ASC 718-20-55-84 through ASC 718-20-55-92, and determined that our post-termination provisions do not meet the criteria for an in-substance service condition. (As noted above, we believe that this interpretation is consistent with the comments of Shan Benedict, Professional Accounting Fellow in the SEC’s Office of the Chief Accountant, at the 2005 AICPA National Conference on Current SEC and PCAOB developments.)

We also considered the implementation guidance and illustrations in ASC 718-10-55-108, -112, and -113, and determined that the service inception date for our stock option awards precedes the grant date. Accordingly, our stock option grants are expensed in the period in which those awards are deemed to be earned, which is the calendar year preceding the February grant date. For example, we recognized compensation expense during fiscal 2007 for our February 2008 stock option grant. We did not grant stock options during 2009 or 2010.
Exhibits
7.	Comment: We note that you have omitted certain schedules from exhibit 10.25. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please explain why the information was omitted or why the agreements themselves are no longer material to investors. Otherwise, please file the complete agreements with your next periodic report.

Response: We will file the complete agreement with the Company’s next periodic report or seek confidential treatment of omitted information as necessary, to the extent that this agreement is still in effect.

Proxy Statement on Schedule 14A, filed March 15, 2010
General
8.	Comment: We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response:

Management evaluated whether risks arising from our compensation policies and practices were reasonably likely to have a material adverse effect on the Company and concluded that no disclosure was required pursuant to Item 402(s) of Regulation S-K. In reaching this conclusion, management prepared a company-wide inventory and review of our compensation policies and practices that addressed both executive officers and employees generally. Set forth below are the primary attributes of the Company’s compensation policies and practices noted by management in reaching its conclusion, which was discussed with the Company’s Compensation Committee of the Board of Directors in February 2010.

With respect to executive officers, incentives are funded through a profitability-based annual incentive plan, and if the Company fails to earn adjusted pre-tax operating income, the annual incentive plan is not funded, which we experienced in 2008. This structure aids in reducing payouts in years of poor financial performance. Further, the long-term, performance-based equity grants awarded to executive officers in 2009 require an 11% return on equity performance target for vesting, which provides an incentive to increase shareholder returns. We have no change in control or similar agreements for executive officers, which helps to reduce the possibility of executives pursuing strategies that would favor their own economic interests over those of shareholders. The Company’s equity compensation program, applicable to both executives and employees generally, currently only grants restricted stock (no stock options), and the amount of equity received by an employee increases with compensation level. Our equity grants replace a portion of, and are not in addition to, cash incentives. We believe our annual equity program effectively aligns the interests of executives and shareholders.

With respect to employees generally, revenue-producing roles have historically been paid on revenue-attribution rates, and in certain instances these attribution rates are informed by operating margins and productivity metrics. We evaluated our investment banking, institutional brokerage, and asset management businesses to determine whether compensation incentives encouraged employees to subject the Company to unreasonable risks, including risks that could extend well beyond the payout of compensation earned with respect to the activities in question. This analysis focused particularly on the incentives included in compensation programs for individuals who manage the Company’s securities inventory and investment portfolios (as opposed to employees who primarily generate transaction-based and commission-based revenues that pose fewer enterprise-wide risks). As context, the Company’s securities inventory primarily consists of highly liquid positions with observable market prices, with Level III assets representing only 5.8% of the total inventory. Although most of our inventory is designed to facilitate customer trading, there are two areas that manage investment portfolios for which we have implemented compensation policies unique to these businesses. First, in addition to being subject to inventory limits, senior professionals conducting our municipal strategic trading activities are subject to a compensation holdback designed to avoid excessive risk-taking by offsetting current gains with future losses in the portfolio (over a defined time period). Second, employees conducting merchant banking activities receive incremental payouts beyond their annual salaries only to the extent the portfolio has realized gains during the year.
Compensation Peer Group, page 18
9.	Comment: We note that peer group market data is an important factor considered by your compensation committee in setting annual compensation. Please tell us how you selected your peer group. Confirm that you will provide similar disclosure in future filings.

Response:

We selected our peer group by identifying public companies in the financial services industry with similar operating segments, financial metrics and market capitalizations. In doing so, we believe that we have identified the most comparable positions at companies that maintain similar operating characteristics as well as aligned our peer group with those firms with which we most directly compete for talent. Also, our compensation peer group has been consistent with our competitive peer group, which focuses on companies with a capital markets operating segment and a market capitalization of between $500 million and $1 billion. This peer group may change going forward as we begin reporting asset management as a second operating segment and certain of our peers have been acquired or restructured. We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.
Annual Incentive Compensation, page 19
10.	Comment: We note that your compensation committee grants performance-based awards in an amount equal to 7% of your 2009 adjusted pre-tax operating income. Please tell us your 2009 adjusted pre-tax operating income and provide such disclosure with this section in future filings, as applicable. See Item 402(b)(1)(v) of Regulation S-K.

Response:

Our 2009 adjusted pre-tax operating income was $76,145,000, based on income from continuing operations before taxes of $56,553,000. As disclosed on page 19 of our Proxy Statement, adjustments for 2009 consisted of the elimination of (i) expense from our Leadership Team annual incentive program (82% of adjustment), (ii) amortization expense for equity awards granted in connection with acquisitions (9% of adjustment), and (iii) merger and restructuring expenses (9% of adjustment). We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.

11.	Comment: We note that your annual incentive compensation is subject to an aggregate limitation for your Leadership Team as a group. Please provide us with the maximum allowable payout for your Leadership Team, and tell us how management determined what the maximum payout should be. See Item 402(b)(2)(vi) of Regulation S-K. Provide such disclosure in future filings, as applicable.
Response:
The maximum allowable aggregate payout to our Leadership Team as a group under our 2009 annual incentive program was set at 33% of adjusted pre-tax operating income. This maximum was set by the Compensation Committee in February 2009. In light of the uncertainty in the operating environment at the beginning of 2009, the Compensation Committee set the maximum high enough to provide sufficient flexibility to award annual incentive compensation over a variety of operating scenarios. Our actual payout for 2009 was 16.9%. We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.
Compensation Determination and Relevant Factors, page 20
12.	Comment: We note that your compensation committee determines the amount of incentive compensation to be paid by reference to financial performance of the company. Please tell us the specific qualitative and quantitative performance objectives for each of your named executive officers. Describe and quantify to what extent these objectives were met and explain how this impacted the actual compensation awarded. Confirm that you will provide similar disclosure in future filings. Refer to item 402(b)(2)(v) and Instruction 4 to item 402(b) and item 402(b)(2)(vii) of regulation S-K.
Response:
As discussed in comments 11 and 12 above (and our responses thereto), each member of our Leadership Team received a qualified performance-based award for 2009 that would entitle him or her to be paid up to 7% of our 2009 adjusted pre-tax operating income. These awards were subject to the negative discretion of our Compensation Committee and an aggregate limitation for our Leadership Team as a group equal to 33% of our 2009 adjusted pre-tax operating income.
Assuming any adjusted pre-tax operating income is achieved, the actual amount of incentive compensation to be paid to each member of the Leadership Team is determined in the discretion of the Compensation Committee based on the performance of the Company and its business units, and the contributions of each individual to that performance, in each case subject to the 7% individual and 33% aggregate limitations. These determinations are not, however, tied to specific formulas and the Committee considers the information summarized under “Compensation Determinations and Relevant Factors,” beginning on page 20 of the proxy statement. Within these factors, the Compensation Committee is guided in large part by a year-end performance evaluation completed for each Leadership Team member that measures success against an individual performance plan established for the executive at the beginning of each fiscal year. The performance plans included various performance criteria, tailored to the particular role of each member of the Leadership Team, in the categories of (i) business performance, (ii) strategic initiatives, (iii) people development, and (iv) leadership effectiveness. Within these categories, the performance criteria may be qualitative or financial and operating metrics, though neither criteria tie to specific formulas that, if achieved, result in fixed payouts of incentive compensation. Instead, the Committee considers the performance of the Company or the applicable business unit in light of factors such as the Company’s annual business plan, external market conditions and the impact of events not contemplated in the annual business plan, in reaching an overall assessment of each individual’s performance against the applicable performance plan.
In addition to the performance plans, the Compensation Committee also considers a number of other discretionary factors in determining the amount of payouts under the annual incentive program, if any. For example, the Committee also considered the Company’s total shareholder return relative to our competitors, even though no specific performance objective had been established in this regard. Given the structure of our annual incentive program and, in particular, the Committee’s significant discretion to determine incentive amounts within the pre-tax operating income parameters outlined above, we report the cash portion of such incentive compensation in the “Bonus” column of the Summary Compensation Table, rather than in the “Non-Equity Incentive Plan Compensation” column.
We confirm that we will include disclosure similar to the foregoing regarding the nature of performance criteria and other discretionary factors considered by the Compensation Committee in future filings, as applicable.
13.	Comment: We note that your compensation committee considers comparable public companies and the total relative shareholder return of your competitors in determining how much annual incentive bonus to pay out. Since you appear to benchmark your compensation, you are required to include a discussion of where your actual incentive payouts fall when compared with your peer group. Please also disclose the benchmark you used in determining your compensation amounts. See Item 402(b)(2)(xiv) of Regulation S-K.
Response:
The peer group the Compensation Committee used when analyzing market data for executive officer positions and total relative shareholder return consisted of Cowen Group, FBR Capital Markets, Jefferies Group, KBW, and Thomas Weisel Partners Group. The Committee reviewed the 2007 and 2008 total compensation for executive officer positions disclosed in the Summary Compensation Tables of these companies’ proxy statements. However, we were only able to obtain comparative compensation information for a small set of our executive officers, due to the fact that the positions included in the named executive officer group differ for each company. We therefore supplemented this data with third party market surveys, as described in “Compensation Peer Group” on page 18 of the Proxy Statement. With respect to these external surveys, the Committee reviewed 2007, rather than 2008, total compensation information because it believed that the severe economic disruption in 2008 led to anomalous compensation data for that year. The Committee did not specifically review or consider any separate component of total compensation (e.g. base salary or annual incentive compensation) for our peer group or with respect to the broader market surveys; it reviewed only total compensation information. Further, the Committee does not endeavor to adhere to any benchmarking guidelines – for instance, it does not endeavor to pay all executive officers at or near the market median for their position – due to differences in individual performance, experience level, and roles and responsibilities, and as well as other considerations such as internal equity. Rather, the Committee uses peer group and market survey information to put the total compensation proposed to be paid to each executive officer in context of pay ranges for like positions, and to confirm that variances from market norms are justified in light of specific circumstances. We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.
Long-Term Performance-Based (ROE) Equity Grant, page 22
14.	Comment: Please tell us how you determined the number of restricted shares and options to be awarded. Confirm that you will provide similar disclosure in future filings. See Item 402(b)(1)(v) of Regulation S-K.
Response:
Prior to the grant, the Company’s executive officers owned approximately 2% of our outstanding equity while executive ownership at our peer firms ranged from 7% to 17%. We have worked since our spin-off from U.S. Bancorp in December 2003 to increase equity ownership by both executives and employees generally. The proposed equity grant amount was intended to approximately double the unvested value of equity held by the executive officers as a group at the time of the grant. The equity held by executive officers at the time of the grant equaled approximately $12.5 million, and the value of the long-term performance grant was approximately $14 million. The grants were divided among the eight executive officers and were tiered based on the executive’s role.
Mechanically, the number of restricted shares (no options were granted) was determined by reference to the designated dollar amounts for each individual, subject to a limit on the maximum number of shares. With respect to the grant date, the restricted stock was granted in accordance with our equity grant timing policy (see page 26 of the Proxy Statement), under which the total dollar amount of the grant is divided by the closing price of our common stock on the 15th calendar day of the month following our most recent quarterly earnings release. This amount was then subject to the share limit to address potential declines in the price of the Company’s common stock between Compensation Committee approval of the award and the grant date.
We confirm that we will include disclosure similar to the foregoing in future filings, as applicable.
* * * * *

     If we can facilitate the Staff’s review of this letter, or if the Staff has any questions concerning any of the information set forth herein, please telephone me at (612) 303-8069 or John Geelan at (612) 303-6454.

Best Regards,
/s/ Debbra L. Schoneman
Debbra L. Schoneman
Chief Financial Officer

cc:      Andrew S. Duff